FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer
August 18, 2006

Pursuant to Rule 13a-16 or 15d-16 of
The Securities and Exchange Act of 1934

OAO TATNEFT
(also known as TATNEFT)

(name of Registrant)

75 Lenin Street
Almetyevsk, Tatarstan 423450
Russian Federation

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F...X....      Form 40-F......

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes...         No... X....

August 18, 2006

                   On August 18, OAO Tatneft issued the following press-release:

Tatneft's financial results for the first half of 2006 under Russian
Accounting Regulations

18 August 2006

On 11 August 2006 OAO Tatneft  published its financial  statements for the first half of 2006  prepared  on  unconsolidated  basis  in  accordance  with  Russian accounting  regulations ("RAR") as a part of statutory issuer's quarterly report for the second quarter of 2006.

For the first six months of 2006 OAO Tatneft  produced 12 713.7 thousand tons of oil  (excluding  production  of  subsidiaries  and  affiliated  companies).  OAO
Tatneft's  oil  sales  volume  for the  first  six  months  of 2006 was 13 335.1 thousand tons, including 398.7 thousand tons of purchased oil. For the first six months  of 2006 OAO  Tatneft's  non-CIS  export  oil  sales  volume  was 5 947.7 thousand  tons,  CIS exports  (primarily  Ukraine - Kremenchug  Refinery) were 2
658.3  thousand tons and domestic sales were 4 729.0 thousand tons. In the first half of 2006 main  domestic  sales were made to the ZAO  TAIF-NK's  refinery  in
Nizhnekamsk (3 803 501 tons) and to the Moscow refinery (817 926 tons).

OAO Tatneft's  sales  revenues  under RAR for the first half of 2006 were 95 085
237 thousand Russian Rubles, an increase of almost 16% in comparison with 81 879
783 thousand  Russian  Rubles for the same period of 2005. For the first half of
2006 the  production  costs under RAR increased by 13.2% in comparison  with the same period of 2005 and  constituted  58 193 448 thousand  Russian  Rubles.  OAO
Tatneft's  net  income  under  RAR for  the  first  half of 2006  was 23 435 242 thousand  Russian  Rubles,  an increase of 43%  compared to 16 137 238  thousand
Russian  Rubles of net income for the same period of 2005.  The  increase of OAO
Tatneft's gross revenue and net income is primarily attributable to the increase of international oil prices.

The balance sheet value of OAO Tatneft's assets under RAR as of 30 June 2006 was
184 369 849 thousand Russian Rubles,  including cash in the amount of 12 489 168 thousand  Russian Rubles.  As of 30 June 2006 long-term and short-term loans and credits of OAO Tatneft  under RAR were 2 344 980 thousand and 1 268 536 thousand
Russian Rubles respectively decreasing by 34.4% and almost 70% respectively from
1 January 2006.

Forward-looking  statements:  This  press-release  may contain certain forward-looking  statements  of OAO  Tatneft.  OAO  Tatneft  does not  guarantee occurrence of any events  mentioned in such  statements as well as term of their occurrence.
END

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

               OAO TATNEFT

                                                    By: ____________________________________________________

     Name:(Vladimir P. Lavushchenko)
                                                                              Title: (Deputy General Director for Economics, Chairman of Disclosure Committee)

Date:    August 18, 2006